INSTITUTIONAL BOND NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

Cash and cash equivalents	$	314,605
Receivable from clearing firm		512,597
Securities held for sale		3,374,755
Fixed assets (net of accumulated depreciation of $33)		1,120
Other assets		19,492
TOTAL ASSETS	$	4,222,569

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	14,740
Payable to clearing firm		3,391,388
Accrued expenses and other liabilities		29,126
TOTAL LIABILITIES	$	3,435,254
MEMBERS' EQUITY		787,315
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,222,569

The accompanying notes are an integral part of this financial statement.